FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

This Form 6-K consists of:

The press release regarding the commencement of production on four new lines of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on July 9, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.
By /s/ Huaijin Yang
Name:	Huaijin Yang
Title:	Chief Executive Officer

Date: July 10, 2007

Press Release

JA Solar Commences Production on Four New lines

Hebei, China, July 9, 2007 – JA Solar Holdings Co., Ltd. (“the Company”) (NASDAQGM: JASO) today announced that it has commenced production on four additional solar cell production lines. Located on the Company’s existing Ningjin, Hebei site, the four new 25 MW per annum lines increase JA Solar’s manufacturing capacity from 75 MW to 175 MW per annum.

Samuel Yang, JA Solar’s Chief Executive Officer, said, “We were able to bring four new lines online ahead of the original schedule. This is another example of the industry and operation experience our management team boasts, combined with the flexibility and faster decision process typically seen among industry leaders. With 175 MW of solar cell manufacturing per annum we have confidence JA Solar will be able to meet the expected demand levels we are seeing from customers.”

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance monocrystalline solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit www.jasolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

Jinlin Liu Vice President JA Solar ir@jasolar.com +1-514-531-5705	David Pasquale The Ruth Group dpasquale@theruthgroup.com +1-646-536-7006

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